Invest in GeoToll

Mobile Automatic Payment Solutions for Worldwide Tolling



GEOTOLL.COM COOPER CITY FL

Technology Infrastructure Software Mobile App

Why you may want to invest in us...

1   We built a mobile tolling app for drivers to use, even when renting, using a rideshare, or traveling

2   Our technology has been proven effective by successful pilots with major US tolling agencies

3   Our CTO helped his team at Motorola invent phone-based GPS in the 90s

4   In 5 years, we will laughing about how we had a box glued to our car windshield to pay for tolls

Why investors ♥ us

WE'VE RAISED $6,328,100 SINCE OUR FOUNDING



GeoToll is a game changer for the tolling industry.It provides the first proven mobile tolling solution allowing commuters greater ease of use, full portability, and real time cost transparency. For tolling agencies, GeoToll's solution increases yield, reduces costs, and provides a much more efficient non-contact solution v. the current non-contact standard of toll by license plate. Current transponder technology is expensive, inaccurate, and inflexible by comparison. We believe that once consumers and tolling agencies are introduced to the advantages of GeoToll's mobile toll collection system, driven by GeoToll's patent protected enhanced-GPS technology suite, adoption will be swift and widespread. Ultimately, we believe GeoToll's mobile toll technology will render today's transponder solution obsolete.

read less

Daniel Carroll Principal, Grindstone Capital

`LEAD INVESTOR`   INVESTING $50,000 THIS ROUND & $500,000 PREVIOUSLY

Principal, Grindstone Capital

`LEAD INVESTOR`   INVESTING $50,000 THIS ROUND & $500,000 PREVIOUSLY



Vision, leadership, executive performance and execution, yielding consistent results. Very comfortable with and excited about being a current investor in GeoToll

Joseph August Hattrup ☆



Brilliant business man who has designed and brought to market several inventions that have been profitable and life changing.

Jason Carter ☆

`SEE MORE`

Our team



Wyatt Geist
Chairman & Founder

Serial entrepreneur with track record of inventing, developing, and launching disruptive technology products. Multiple successful business sales to Fortune 500 companies.



Jaime Borras
CTO / Founder

Former Motorola Senior Fellow and pioneer in the wireless telecommunications industry with over 70 U.S. utility patents granted. 3-Time "Patent of the Year" winner.



Richard Carrier
CEO

Founder/CEO of Law Enforcement Systems, a collection services and information provider which serviced over 25 toll agencies. 20+ years of experience in the tolling industry.

`SEE MORE`

In the news



Bounce Back Better: Pandemic Sped Up Bay Area AET Conversion from Five Years to One

Andrew Fremier is Deputy Executive Director of the Bay Area Toll Authority (BATA) and Deputy Executive Director, Operations at the Metropolitan Transportation Commission (MTC). In this interview,

September 4, 2020 @ ibtta.org

`SEE MORE`

GeoToll's Journey

GeoToll was founded when our team realized we had the complementary skills and experience to revolutionize the way people drive using mobile technology. Since then, our mission has been to provide toll operators, drivers, and integrators with an innovative and robust mobile phone-based toll payment technology that solves the interoperability issues challenging the tolling industry today.


SAMSUNG
12:30
geotoll
History
Turnpike N
Selected Vehicle
Tesla Model 3
TAG123
Current Balance
$50.00
Connected
Number of occupants
1
2
3+

10+ Patents Later

Our technology has developed over time, from being based on RFID (see below photo) to a proprietary technology all of our own. The technology our team invented, called "e-GPS," uniquely allows for automatic tolling capabilities on all types of toll roads – express lanes, managed lanes, general purpose lanes, and toll bridges – with over 99% lane-level accuracy. In pilots, **5% of transactions read by our GeoToll app were not read by the tolling agency**, signifying substantial missed revenue for tolling agencies utilizing antiquated technology far less accurate than GeoToll.


geo toll
SMARTPHONE TOLLING
INTEROPERABILITY VIA MOBILE RFID TECHNOLOGY
geo toll
CONNECTED



International Bridge, Tunnel and Turnpike Association Annual Conference

Right Solution, Right Time



IBTTA
TOLLING. MOVING SMARTER.

Representing the worldwide tolling industry

TOLLING POINTS

Bounce Back Better: Pandemic Sped Up Bay Area AET Conversion from Five Years to One

By: Bill Cramer
Post Date: August 11, 2020

Andrew Fremier is Deputy Executive Director of the Bay Area Toll Authority (BATA) and Deputy Executive Director, Operations at the Metropolitan Transportation Commission (MTC). In this interview, the first in IBTTA's Bounce Back Better series, he talks about the lessons both agencies are learning about how quickly systems can adapt and change—during a pandemic, and afterwards. "**Photo credit - ©2018 Peter Beeler**"

International Bridge, Tunnel and Turnpike Association article on BATA's transition to all-electronic tolling **within a year**

The coronavirus pandemic has dramatically expedited the tolling industry's shift to all-electronic tolling (or "AET"). The Bay Area Tolling Authority ("BATA"), mentioned in the article above, is one of our **current pilots** for providing AET solutions. We are in Phase 2 (out of 3) of our pilot test with BATA, with 100% accuracy to date.

Our Future is Bright


Success to Date
geotoll
Fail-Safe Tolling
11 Patents Issued, 9 Patents Pending
Technology Certified by the National Certification Agency
Completed 4 Successful Pilots
Metro
WSDOT
E470
MDX
In Phase 2 of Expected Go-To-Market Pilot
Revenue Expected by 2Q2021

Expressions of Interest and/or Pilots:



The partners above are just some of those who have either selected us for an exclusive pilot test or expressed interest in doing so. Our committed, entrepreneurial team has decades of experience in inventing technologies, building tech-enabled businesses, and selling those businesses in exits of up to 8 figures. We would love for you to join us on GeoToll's journey to make tolling cheaper, easier, and more accurate for both drivers and tolling agencies.

Thanks for reading, and welcome to the GeoToll team.

Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄

GeoToll pays your tolls using only your phone. Simply download our app, enter your vehicle and payment information, and start driving! Whether you are driving your own car, a friend's car, or a rental, just drive through the toll gantry with your phone on. For tolling agencies, GeoToll means fewer misses (100% accuracy) and cost savings. For drivers, GeoToll means unprecedented convenience, no cash lane waiting, and unique features like expense reporting, trip planning, and carpool toll sharing.

Where will your company be in 5 years? ⌄

Our 5-year goal is to become the go-to method for tolling payments. To start, we are piloting with leading tolling agencies to prove our benefit to customers and agencies alike. Next, we plan to expand across the US and even abroad. We are open to exploring strategic partnerships in 2 to 3 years to provide liquidity for our early investors. Finally, we patented a range of other applications for our tech, such as parking garages, parking meters, and anywhere location is needed to confirm payment.

Why did you choose this idea? ⌄

Our CTO Jaime knows GPS like nobody else, and our CEO Richard knows how to sell to the tolling industry. Thus, when Jaime's team found a way to make mobile GPS so accurate that it can tell the exact lane and moment a car passes through a toll gantry, it made perfect sense to fix the headache of transponder, cash, and camera-based tolling systems.

How far along are you? What's your biggest obstacle? ⌄

We have perfected our system, and our mobile app is ready to launch. Our core proprietary technology is our patent-pending enhanced GPS, or e-GPS, a technology developed by GeoToll that delivers lane-level accuracy for tracking vehicles and paying tolls. GeoToll has 11 patents awarded and 9 patents pending.

Now, our biggest obstacle is securing our first contract. Currently, we have pilot tests with agencies in California, a bid proposal in Texas and a pending RFIP in Florida and are working with several other agencies. Once we can secure a major contract, we will prove the value of our system and be able to use that evidence to expand to new tolling agencies across the country.

Who competes with you? What do you understand that they don't? ˅

We are competing with existing systems, especially RFID transponders ("whiteboxes"), as well as a few other companies providing license plate solutions in which the agency needs to read the plate to identify mobile tolling customers. While many tolling agencies are creating apps to support their transponder-based tolling systems, only our app provides GPS tolling that does not need a transponder. Our e-GPS system works with your phone's internal GPS to pinpoint exactly when a vehicle crosses a toll gantry. In fact, it is so accurate that we can use our app both for detecting vehicles in HOV and express lanes. No other app has lane-level accuracy for express lane tolling, which is a major barrier to entry for our competitors.

How will you make money? ˅

Our revenue model is based on a percentage of tolling fees - typically 5% to 10% of the toll. In addition, we have recurring monthly and annual fees paid by toll agencies for the back-office software license and customer support services that we provide to power the app. In some cases, toll agencies are asking us to charge customers a convenience fee which would reduce the cost of the pay-by-plate toll to the customer. Our pricing model is flexible, and much less costly than a toll agency's current cost in maintaining transponder and camera system infrastructure.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

Our biggest risk would be failing to gain traction with major tolling agencies. As tolling agencies have a strong sense of responsibility to the government and general public, it takes significant time and effort to convince the agencies to switch systems. However, our CEO Richard knows the industry better than anyone, and our recent pilots have proven just how effective our system is. Once we can secure a major contract this year, our system will speak for itself.

What contracts are you currently pursuing? ˅

Right now, we have several major pilot tests in process and are working on initiating even more. We have had 100% accuracy during Phase I of our testing with the Bay Area Toll Authority in San Francisco. Phase II is currently in progress, also with 100% accuracy thus far.

Another exciting pilot of ours was with the Los Angeles County Metropolitan Transportation Authority. LA Metro hired us to find a way to reduce the cost of their camera system for express lanes, and we were able to detect many transactions that were missed by their current systems. We were able to prove that GeoToll is much more effective than traditional transponder technology with 99.99% accuracy. As a result, we are expecting to partner with LA Metro as early as Q42020.

How do you eliminate misses? What if cell service is not good? ⌄

Currently, all tolling agencies use two systems (RFID transponder and camera) for redundancy to ensure that all tolling is charged. Our system replaces RFID, which eliminates the costs and inaccuracy of the RFID system and also in many cases will catch the misreads from the camera system.

Tolling agencies will have the option to use the camera as their back-up system in the event that a driver's cellphone is off. However, as long as the driver is a GeoToll customer, even if their plate is read because their app is off they will still pay the lower electronic rate because they will already be in toll agencies' database.

How do you get people to adopt GeoToll's solution and get rid of their white boxes? ⌄

We will partner with toll agencies to offer a lower-cost option. Since agencies are incentivized by cost savings to have users switch to GeoToll, they will feature GeoToll on their websites and invoices/violation notices they send. This is a win-win for everyone:

a) GeoToll gets low cost marketing and customers,

b) Toll agency converts pay-by-plate customers (who cost the agency an average of $1.80/transaction) to GeoToll who manages the customer, and

c) The customer often gets a lower cost tolling solution.

How do you make sure people don't pay twice? ⌄

In the event of a person both having a transponder (e.g. E-ZPass, SunPass, etc.) and being a GeoToll customer with their phone on, the GeoToll transaction will sort higher than the transponder toll in the charging algorithm of the toll agency's back office system. A large amount of our back-office software is based on integrating with the toll agencies' database to ensure every driver is charged once and no driver is charged twice. In the unlikely case of a double charge, GeoToll customer service representatives will be available to resolve the dispute.